FORM 51-102F3
Material Change Report

Item 1.  Name and Address of Company

Rubicon Minerals Corporation (the “Company”)
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2.  Date of Material Change

July 12, 2005

Item 3.  News Release

July 14, 2005, Vancouver, British Columbia. Disseminated through CCN Matthews.

Item 4.  Summary of Material Change

The Company proposes a $3,000,000 Brokered Private Placement.

Item 5.  Full Description of Material Change

The Company has agreed to raise $3,000,000 by way of brokered private placement through the sale to qualified purchasers of units on a best efforts agency basis at a price per unit to be determined in the context of the market. Each unit consists of one common share and one-half common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share for 24 months following closing at an exercise price to be determined in the context of the market.

Pursuant to an Engagement Agreement dated July 12, 2005 between the Company and First Associates Investments Inc. (“Agent”), attached hereto as Schedule A, the Agent will act as lead agent and will be entitled to receive a 7.0% cash commission and compensation options to acquire units in an amount equal to 7% of the number of units sold pursuant to the private placement. Each compensation option will entitle the holder to acquire one unit at the unit price for a period of 24 months following closing. The Company has granted the Agent an option exercisable at any time up to 2 days prior to closing to increase the issuance of units by up to $3,000,000. If the Company and the Agent are unable to settle the final terms of the private placement by 5:00 p.m. July 21, 2005, the Company will be entitled to terminate the engagement. All of the securities will be subject to a four month hold period in Canada following closing.

Under the terms of the Engagement Agreement, if within 6 months the private placement does not complete because of the Company’s decision to pursue an alternative business transaction, the Company shall pay the Agent an amount equal to the commission that the Agent would have earned if the private placement had been completed and the Agent’s costs and expenses incurred to that date. An alternative business transaction does not include the financing arranged by the Company that is supplementary to the private placement nor does it include the Company terminating the Engagement Agreement if the Company and the Agent are unable to settle the final terms of the private placement by 5:00 p.m. July 21, 2005.

The net proceeds of the private placement will be used to fund the Company’s investment in Africo Resources Inc., for capital expenditures in relation to the Nevada properties indirectly owned through its subsidiary, Toquima Minerals Corporation, and for working capital. Closing of the private placement is subject to completion of the Agent’s due diligence, acceptable market conditions at the time of marketing, execution of formal documentation, including an agency agreement, approval of applicable regulatory authorities and other conditions set out in the Engagement Agreement.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.  Omitted Information

None

Item 8.  Executive Officer

David W. Adamson, President & CEO
(604) 623-3333

Item 9.  Date of Report

July 15, 2005